EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-142702 on Form S-8 of Sprint Corporation of our report dated February 13, 2013, relating to the consolidated financial statements of Clearwire Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s merger and financing agreements with Sprint Nextel Corporation, the uncertainties associated with those agreements, and the related potential impact of such uncertainties on the Company’s need for liquidity in the next twelve months) appearing in the Annual Report on Form 10-K of Sprint Nextel Corporation for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Seattle, WA

July 24, 2013